Matters submitted to a vote of security holders

On January 6, 2000, Combined Penny Stock Fund, Inc. filed Form DEFS14A. The Proxy Statement was submitted pursuant to Section 14(a) of the Securities Exchange Act of 1934. The matters considered and voted upon by the security holders were the following:

          1. To elect four (4) Directors to serve until the next Annual Meeting of Shareholders or until their successors have been duly elected and qualified.

          2. To ratify and approve the selection by the Board of Directors of the firm of Stockman Kast Ryan & Company, LLP, a Limited Liability Company, as independent certified public accountant for the Fund for the fiscal year ending September 30, 2000.

Information relating to the above matters is set forth in the Proxy Statement.


* This exhibit is being filed as an "incorporated by reference" attachment to the Form N-SAR and the above information should be read in connection with the Proxy Statement filed on January 6, 2000.